# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NORTHERN DYNASTY MINERALS LTD, CIK 0001164771
CUSIP: 66510M204
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 14TH FLOOR, 1040 WEST GEORGIA STREET, VANCOUVER, British Columbia Canada (A1), V6E 4H8
Date of event which requires filing of this statement: 11/12/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000930413-24-003094
Filed by CIK 0001599814
Persons authorized to receive notices and communications: Kopernik Global Investors, LLC, 2502 N. Rocky Point Drive, Suite 300, Tampa, Florida (FL), 33607, 813-314-6100

## Reporting persons
- Kopernik Global Investors, LLC (CIK 0001599814): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 69,903,910; sole dispositive power 0; shared dispositive power 74,575,588; aggregate amount beneficially owned 74,575,588 (12.7% of the class)
  Comment: "Shared Dispositive Power" and "Aggregate amount beneficially owned by each reporting person" includes 36,165,308 Common Shares that Kopernik Global Investors, LLC has the right to acquire pursuant to the Convertible Notes (defined below).
  
  "Percentage of class represented by amount in Row (11)" is based on 587,969,449 Common Shares issued and outstanding, on a partially diluted basis, which is the sum of (i) 551,804,141 Common Shares outstanding as set forth on the Toronto Stock Exchange under the symbol "NDM" as of November 12, 2025 and (ii) 36,165,308 Common Shares issuable upon the conversion of the Convertible Notes.
- IBEN DAVID B (CIK 0001261201): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 69,903,910; sole dispositive power 0; shared dispositive power 74,575,588; aggregate amount beneficially owned 74,575,588 (12.7% of the class)
  Comment: "Shared Dispositive Power" and "Aggregate amount beneficially owned by each reporting person" includes 36,165,308 Common Shares that Kopernik Global Investors, LLC has the right to acquire pursuant to the Convertible Notes.
  
  "Percentage of class represented by amount in Row (11)" is based on 587,969,449 Common Shares issued and outstanding, on a partially diluted basis, which is the sum of (i) 551,804,141 Common Shares outstanding as set forth on the Toronto Stock Exchange under the symbol "NDM" as of November 12, 2025 and (ii) 36,165,308 Common Shares issuable upon the conversion of the Convertible Notes.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: NORTHERN DYNASTY MINERALS LTD
Address of issuer's principal executive offices: 14TH FLOOR, 1040 WEST GEORGIA STREET, VANCOUVER, British Columbia Canada (A1), V6E 4H8
Comment: This Schedule 13D relates to shares of Common Shares, no par value ("Common Shares"), of Northern Dynasty Minerals Ltd., a British Columbia, Canada corporation (the "Issuer"). The principal executive office of the Issuer is 14th Floor, 1040 West Georgia Street, Vancouver, British Columbia Canada V6E 4H8.

## Item 2. Identity and Background
Name of person filing:
(1) Kopernik Global Investors, LLC

(2) David B. Iben
Residence or business address: The address of each of Kopernik Global Investors, LLC and David B. Iben for purposes of this filing is: Two Harbour Place 302 Knights Run Avenue, Suite 1225, Tampa, FL 33602.
Present principal occupation or employment: (1) Kopernik Global Investors, LLC provides investment advisory services to (i) registered investment companies, (ii) institutional asset management clients: separately managed accounts, unregistered investment companies, a bank collective investment trust, and other collective investment vehicles, and (iii) other advisers (on a sub-advisory basis). (2) Mr. Iben's present principal occupation is chief investment officer of Kopernik Global Investors, LLC. Mr. Iben is the controlling member of Kopernik Global Investors, LLC.
Criminal convictions in the last five years: None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule A attached hereto, during the past five years have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule A attached hereto, during the past five years have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: (1) Kopernik Global Investors, LLC is a Delaware limited liability company. (2) David B. Iben is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons purchased the Common Shares for investment for such investment funds and other clients. The Common Shares beneficially owned by the Reporting Persons (other than the Common Shares that are beneficially owned upon conversion of the Convertible Notes) were purchased with available funds of applicable client accounts in Kopernik Global Investors' ordinary course of business. The aggregate purchase price of the 38,410,000 Common Shares beneficially owned by the Reporting Persons is approximately $26,209,221 including brokerage commissions.

On December 28, 2023, Kopernik Global Investors entered into an investment agreement (the "Investment Agreement") with the Issuer relating to the issuance and sale of the Convertible Notes for $15,000,000 in cash. The acquisition of the original Convertible Notes was funded with available funds of applicable client accounts in Kopernik Global Investors' ordinary course of business and, for the portion of the Convertible Notes purchased directly by Kopernik Global Investors, with available funds in Kopernik Global Investors' business account in its ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Issuer's securities based on the Reporting Persons' belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares at prices that would make the purchase or sale of Common Shares desirable, the Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis and may, from time to time and at any time, acquire additional Common Shares or Convertible Notes in the open market or otherwise, dispose of any or all of the Common Shares or Convertible Notes in the open market or otherwise, and/or engage in hedging or similar transactions with respect to the Common Shares or Convertible Notes.

On March 24, 2023, Ms. Isabel Satra was appointed as a director of the Issuer. Ms. Satra is currently a Principal at Kopernik Global Investors and serves as the firm's Chief Financial Officer. As a result of Ms. Satra's appointment to the Board, the Reporting Persons previously converted the beneficial ownership filing on Schedule 13G to a filing on Schedule 13D.

The Reporting Persons have engaged, and intend to continue to engage, in discussions and other communications with management and the Board of Directors (the "Board") of the Issuer, regarding a variety of matters relating to the Issuer, which may include, among other things, the composition of the Board and corporate governance.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Common Shares or Convertible Notes, selling some or all of their Common Shares or Convertible Notes, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares or Convertible Notes, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
All percentages are based on 587,969,449 Common Shares issued and outstanding, on a partially diluted basis, which is the sum of (i) 551,804,141 Common Shares outstanding as set forth on the Toronto Stock Exchange under the symbol "NDM" as of November 12, 2025 and (ii) 36,165,308 Common Shares issuable upon the conversion of the Convertible Notes.

The Reporting Persons may be deemed to beneficially own, in the aggregate, 74,575,588 Common Shares, representing 12.7% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Shares owned by the Reporting Persons:

(i) Sole power to vote, or to direct the vote of, or to dispose of, or to direct the disposition of:

Not applicable.

(ii) Shared power to vote, or to direct the vote of, or to dispose of, or direct the disposition of:

Kopernik Global Investors has the shared power to vote, or to direct the vote of, 69,903,910 Common Shares and shared power to dispose of, or direct the disposition of, 74,575,588 Common Shares.

Mr. Iben has the shared power to vote, or to direct the vote of, 69,903,910 Common Shares and shared power to dispose of, or direct the disposition of, 74,575,588 Common Shares.
Transactions in the class effected during the past sixty days: The Reporting Persons have not engaged in any transactions in the Common Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than the entities and persons described in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Shares owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

2023 Convertible Notes

On December 18, 2023, pursuant to the Investment Agreement, Kopernik Global Investors purchased convertible notes having an aggregate principal amount of $15 million (the "Convertible Notes"). The Convertible Notes have a term of 10 years from the date of issuance, being December 18, 2023, and bear interest at a rate of 2.0% per annum, payable in cash semi-annually in arrears on December 31 and June 30 of each year, commencing on June 30, 2024. The principal amount of the Convertible Notes is convertible at any time at the option of Kopernik Global Investors into Common Shares at a per share conversion price of $0.3557 (the "Conversion Price"), subject to adjustment in certain circumstances (i.e., including a change of control). If the Issuer proceeds with an equity financing in the future, the terms of the Convertible Notes require that the Issuer redeem the Convertible Notes at 150% of the principal amount of the Convertible Notes, in cash or convert at the Conversion Price, at the election of the Investor, and pay any accrued but unpaid interest in cash. This financing is subject to customary exclusions for non-financing issuances of the Issuer's equity securities. In addition, the Convertible Notes include change of control provisions under which (i) Kopernik Global Investors may elect to convert the Convertible Notes concurrent with a change of control transaction at the lower of the fixed Conversion Price and the price per common share implied by the change of control transaction, and (ii) if Kopernik Global Investors does not elect to convert, the Issuer will be required to offer to repurchase the Convertible Notes at 101% of the principal amount, plus accrued but unpaid interest. The foregoing descriptions of the Investment Agreement and the Convertible Note do not purport to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement, which is filed hereto as Exhibit 99.3, and the Convertible Note, which is filed hereto as Exhibit 99.4, and are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Joint Filing Agreement, dated November 4, 2024 by and between Kopernik Global Investors, LLC and David B. Iben is incorporated herein by reference to Exhibit 99.1 of Schedule 13D filed with the SEC via EDGAR Accession No. 0000930413-24-003094 on November 4, 2024.

99.2 - Power of Attorney appointing Sarah L. Bertrand, dated October 25, 2024, signed by David B. Iben is incorporated herein by reference to Exhibit 99.2 of Schedule 13D filed with the SEC via EDGAR Accession No. 0000930413-24-003094 on November 4, 2024.

99.3 - Form of Investment Agreement, dated December 8, 2021, by and between Northern Dynasty Minerals Ltd. and Kopernik Global Investors, LLC is incorporated herein by reference to Exhibit 99.3 of Schedule 13D filed with the SEC via EDGAR Accession No. 0000930413-24-003094 on November 4, 2024.

99.4 - Form of Convertible Note, dated December 18, 2023 is incorporated herein by reference to Exhibit 99.4 of Schedule 13D filed with the SEC via EDGAR Accession No. 0000930413-24-003094 on November 4, 2024.

99.5 - Schedule A is incorporated by reference to Exhibit 99.5 of Schedule 13D filed with the SEC via EDGAR Accession No. 0000930413-24-003094 on November 4, 2024.

## Signatures
- Kopernik Global Investors, LLC: /s/ Sarah L. Bertrand, Sarah L. Bertrand, General Counsel and Chief Compliance Officer (11/13/2025)
- IBEN DAVID B: /s/ Sarah L. Bertrand, Sarah L. Bertrand, power of attorney for David B. Iben (11/13/2025)